May 9, 2013

VIA EDGAR TRANSMISSION

Russell Mancuso, Esq., Joseph McCann, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Gardner Denver, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 15, 2013
File No. 001-13215

Dear Messrs. Mancuso and McCann:

In response to your request in the letter dated May 3, 2013 relating to the above-referenced filing on Schedule 14A, Gardner Denver, Inc. (“Gardner Denver”) hereby acknowledges the following:

(a)	Gardner Denver is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)

Comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	Gardner Denver may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Very truly yours, GARDNER DENVER, INC.

By:	/s/ Brent A. Walters
	Name:	Brent A. Walters, Esq.
	Title:	Vice President, General Counsel, Chief Compliance Officer and Secretary

cc:	Michael M. Larsen
Stephen F. Arcano, Esq.
Richard J. Grossman, Esq.

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